MANAGEMENT'S REPORT TO SHAREHOLDERS

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter and the six months ended June 30, 2004, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated July 22, 2004

(signed) E. M. Siegel, Jr.	(signed) B. R. Hedges
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ 17,799	$ 19,008
Accounts receivable	357,059	248,904
Inventories	367,464	303,048
Prepaid expenses and other assets	6,362	5,028
Income taxes receivable	716	5,912
Discontinued operations	863	1,107

	750,263	583,007

Property, Plant and Equipment	180,938	184,929
Assets Held For Sale (Note 10)	3,558	1,622
Deferred Financing Charges	7,396	3,547
Goodwill (Note 4)	7,815	4,216
Future Income Tax Assets	7,609	10,458
Other Assets (Note 8)	4,930	2,840

	$ 962,509	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 18,554	$ 78,093
Accounts payable and accrued liabilities	283,423	217,173
Income taxes payable	33,107	11,729
Discontinued operations (Note 11)	3,202	2,729

	338,286	309,724
Long-Term Debt (Note 8)	234,570	179,402
Pensions and Benefits (Note 7)	12,251	11,542
Future Income Tax Liabilities	6,551	6,109

	591,658	506,777

Shareholders' Equity (Note 9)
Preferred shares	-	30,000
Shareholders' equity	370,851	253,842

	370,851	283,842

	$ 962,509	$ 790,619

On Behalf of the Board,

(Signed) Carl R. Fiora	(Signed) Robbert Hartog

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000, except per share data)	2004	2003	2004	2003

Revenues	$ 596,747	$ 339,756	$1,112,550	$ 706,777
Cost of sales and operating expenses	505,893	329,208	962,173	685,668

Earnings before the following	90,854	10,548	150,377	21,109
Restructuring (Note 10)	(520)	-	(1,352)	-
Debt redemption costs (Note 8)	(1,862)	-	(13,172)	-
Foreign exchange gain	-	-	-	348
Interest expense (Note 5)	(5,718)	(4,871)	(10,916)	(9,975)

Earnings before income taxes	82,754	5,677	124,937	11,482
Provision for income taxes	(31,431)	(2,155)	(48,256)	(4,421)

Earnings from continuing operations	51,323	3,522	76,681	7,061
Loss from discontinued operations (Note 11)	(916)	-	(970)	-

Net earnings for the period	50,407	3,522	75,711	7,061

Retained earnings --

Dividends on preferred shares	-	(562)	(611)	(1,125)

Earnings available to common
shareholders	50,407	2,960	75,100	5,936
Dividends on common shares	(4,903)	(2,670)	(8,818)	(5,337)
Retained earnings, beginning of the period	131,280	106,167	110,502	105,858

Retained earnings, end of the period	$ 176,784	$ 106,457	$ 176,784	$ 106,457

Basic earnings per common share - continuing operations	$ 1.05	$ 0.08	$ 1.60	$ 0.16

Basic earnings per common share	$ 1.03	$ 0.08	$ 1.58	$ 0.16

Diluted earnings per common share - continuing operations	$ 1.01	$ 0.08	$ 1.57	$ 0.16

Diluted earnings per common share	$ 1.00	$ 0.08	$ 1.54	$ 0.16

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000)	2004	2003	2004	2003

Operating activities
Earnings from continuing operations	$ 51,323	$ 3,522	$ 76,681	$ 7,061
Depreciation and amortization	4,877	3,585	9,580	7,201
Future income taxes	2,070	(618)	1,721	437
Loss (gain) on sale of fixed assets	80	(7)	219	8
Stock-based compensation	168	53	558	101
Debt redemption costs (Note 8)	429	-	2,525	-

Cash from operating activities before working capital	58,947	6,535	91,284	14,808

Changes in non-cash working capital items
Accounts receivable	(14,051)	1,366	(106,479)	(24,447)
Inventories	(44,068)	9,579	(62,414)	48,835
Accounts payable and accrued liabilities	13,107	9,851	61,237	(11,828)
Current income taxes	21,026	(2,560)	29,183	(1,526)
Other	(246)	(220)	(1,334)	897

Change in non-cash working capital	(24,232)	18,016	(79,807)	11,931

Cash from operating activities	34,715	24,551	11,477	26,739

Financing activities
Increase (decrease) in bank borrowing	11,377	(12,259)	(59,539)	(21,141)
Issue of common shares (Note 9)	442	219	50,567	431
Issuance of long-term debt (Note 8)	-	-	235,200	-
Redemption of long-term debt (Note 8)	(27,097)	-	(184,715)	-
Redemption of preferred shares (Note 9)	-	-	(30,000)	-
Dividends on common shares	(4,903)	(2,670)	(8,818)	(5,337)
Dividends on preferred shares	-	(562)	(611)	(1,125)
Deferred financing costs (Note 8)	(24)	-	(6,983)	-

Cash used in financing activities	(20,205)	(15,272)	(4,899)	(27,172)

Investing activities
Purchase of fixed assets	(5,391)	(6,219)	(12,110)	(10,452)
Proceeds on sale of fixed assets	279	124	518	145
Proceeds from assets held for sale	2,200	-	2,200	-
Other	1,639	4,083	1,623	3,544

Cash used in investing activities	(1,273)	(2,012)	(7,769)	(6,763)

Discontinued operations
Operating activities	36	-	(18)	-

Cash from (used in) discontinued operations	36	-	(18)	-

Increase (decrease) in cash	13,273	7,267	(1,209)	(7,196)
Cash position, beginning of the period	4,526	10,605	19,008	25,068

Cash position, end of the period	$ 17,799	$ 17,872	$ 17,799	$ 17,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2003 annual consolidated financial statements except as noted in Note 2.  These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Change in Accounting Policies

a)	Hedging Relationships

Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions for when hedge accounting may be applied.  The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed, fixed cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of its US$175 million U.S. Senior Note (see Note 8).  In addition, this standard has been applied to the Company's other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The probability-weighted cost of removal, as required by the standard, is not material.

c)	Comparative Figures

In the fourth quarter of 2003, the Company prospectively adopted, effective January 1, 2003, the fair value method of accounting for employee stock-based payments issued after that date.  The 2003 second quarter results have been restated to reflect the adoption of this standard, which resulted in an increase in compensation expense of $53,000 for the quarter ($101,000 year to date).

d)	Generally Accepted Accounting Principles

Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.  This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

3.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4.	Goodwill

During the second quarter of 2004, the Company finalized the purchase price equation for Acier Leroux acquired July 3, 2003.

The continuity of the carrying value of the goodwill is as follows:

($000)

	Balance December 31, 2003	$ 4,216
Change in the allocation of the purchase
	price of Acier Leroux	3,599

	Balance June 30, 2004	$ 7,815

The significant changes in the allocation of the purchase price were to decrease fixed assets by $0.5 million and to increase accounts payable by $2.3 million to provide for estimated expenditures yet to be settled.

The final Acier Leroux net assets acquired totaling, $197.6 million, at assigned values is as follows:

($000)

Accounts receivable	$ 74,572
Inventories	82,880
Fixed assets	60,180
Other assets	2,122
Goodwill	7,815

Total assets -- continuing operations	227,569
Accounts payable and accrued liabilities	(47,127)
Accrued pension and benefit liability	(1,380)
Future income taxes	11,057

Net identifiable assets -- continuing operations	190,119
Discontinued operations	7,481
Debt assumed, net of cash	(123,956)

Net assets acquired	$ 73,644

5.	Interest Expense

	Quarters ended June 30,		Six Months ended June 30,
($000)	2004	2003	2004	2003

Interest on long-term debt	$ 4,639	$ 4,817	$ 9,118	$ 9,786
Other interest expense	1,079	54	1,798	189

Total Interest	$ 5,718	$ 4,871	$10,916	$ 9,975

Interest paid in the quarter ended June 30, 2004 was $0.3 million (2003: $9.4 million) and the six months ended June 30, 2004 was $4.7 million (2003: $9.6 million).

6.	Segmented Information

	Quarters ended June 30,		Six Months ended June 30,
($000)	2004	2003	2004	2003

Segment Revenues
Service center	$ 408,062	$ 192,345	$ 746,104	$ 386,558
Energy tubular products	78,618	71,152	174,741	154,941
Steel import/export	105,769	72,598	185,555	160,267

	592,449	336,095	1,106,400	701,766
Other	4,298	3,661	6,150	5,011

	$ 596,747	$ 339,756	$ 1,112,550	$ 706,777

Segment Operating Profits
Service center	$ 62,825	$ 7,448	$ 104,230	$ 13,520
Energy tubular products	8,720	1,486	16,447	5,653
Steel import/export	22,323	2,483	37,621	6,133

	93,868	11,417	158,298	25,306
Other income	1,870	1,360	1,306	390
Corporate expenses	(4,884)	(2,229)	(9,227)	(4,587)

	$ 90,854	$ 10,548	$ 150,377	$ 21,109

	June 30,	December 31,
($000)	2004	2003

Identifiable Assets
Service center	$ 628,098	$ 501,433
Energy tubular products	113,165	144,809
Steel import/export	154,683	71,436

Identifiable assets by segment	895,946	717,678

Assets not included in segments
Cash	17,799	19,008
Income tax assets	8,325	16,370
Deferred financing charges	7,396	3,547
Other assets	4,930	2,840
Corporate and other operating assets	28,113	31,176

Total assets	$ 962,509	$ 790,619

7.	Pension and Benefits

For the quarter ended June 30, 2004 the total benefit cost relating to employee future benefits was $0.7 million (2003: $0.7 million) and for the six months ended June 30, 2004, the cost was $1.4 million (2003: $1.4 million).

8	Long-Term Debt

The components of long-term debt are as follows:

	June 30,	December 31,
($000)	2004	2003

6.375% US Senior Notes due March 1, 2014	$ 234,570	$ -
10% US Senior Notes due June 1, 2009	-	149,402
8.0% Subordinated Debentures due June 15 2006	-	30,000

	$ 234,570	$ 179,402

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014 bearing interest at 6.375%.  The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium, at 1.0725, the $30 million 8% Subordinated Debentures due June 15, 2006 at par, and the $30 million Class II preferred shares, series C.

On June 1, 2004, the Company redeemed the remaining US$20.1 million of 10% Senior Notes, including a call premium, at 1.05.

On February 20, 2004, the Company entered into fixed, fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes.  On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million.  As part of the swaps the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014.  Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009.  On a monthly basis the U.S. Senior Notes are recorded at the month end exchange rate and the difference between the swap rate of $1.3180 and the month end rate is recorded separately as an Other Asset or Other Accrued Liability.

The Company has designated the first US$75 million of the 6.375% Senior Notes as a hedge of its net investment in its U.S. Subsidiaries, on an after tax basis.

9	Shareholders' Equity

The components of shareholders' equity are as follows:

	June 30,	December 31,
($000)	2004	2003

Common shares	$ 198,729	$ 147,981
Contributed surplus	569	192
Retained earnings	176,784	110,502
Cumulative translation adjustment	(5,231)	(4,833)

	$ 370,851	$ 253,842

The number of common shares issued and outstanding were as follows:

	Number	Amount
	of Shares	($000)

Balance December 31, 2003	43,023,342	$147,981
Stock options exercised	309,533	1,508
Common share issue	5,750,000	49,240

Balance June 30, 2004	49,082,875	$198,729

	Quarters ended June 30,		Six Months ended June 30,
	2004	2003	2004	2003

Average shares outstanding
Basic	49,023,012	38,150,722	47,611,365	38,115,382
Diluted	50,648,685	41,431,322	48,889,556	40,818,482

On February 12, 2004, the Company completed the closing of its public offering of 5,750,000 common shares at a price of $9.00 per share for net proceeds of $49.2 million.

On March 22, 2004, the Company redeemed its $30 million Class II preferred shares, series C for $25 per share, plus accrued dividends of $0.04 per share.

10.	Restructuring

During the quarter ended June 30, 2004, the Company sold its Dartmouth property acquired in the Acier Leroux acquisition for $2.2 million, which was previously classified as an Asset Held for Sale.  For the quarter ended June 30, 2004, the Company incurred a restructuring charge of $0.7 million relating to the on-going costs of Russel Metals' operations restructuring as a result of the acquisition of Acier Leroux.  For the six months ended June 30, 2004, this restructuring charge was $1.6 million.

For the year ended December 31, 2003, the Company incurred a charge of $3.6 million relating to the restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The continuity of the provision is as follows:

	($000)

		Special	Contractual
		Termination	Termination
		Costs	Costs	Other	Total

	Balance December 31, 2003	$ 228	$ 2,402	$ 532	$ 3,162
	Restructuring charged in the period	-	114	1,465	1,579
	Cash payments	(228)	(1,221)	(471)	(1,920)
	Non-cash changes to the provision	-	56	(1,526)	(1,470)

	Balance June 30, 2004	$ -	$ 1,351	$ -	$ 1,351

During the period ended June 30, 2004, the Company had incurred net cash payments in the amount of $0.4 million relating to the restructuring of Russel Metals B.C. and Bahcall operations and reduced the remaining provision not required for restructuring by $227,000.

The restructuring charged in the period was as follows:

	Quarter ended	Six months ended
($000)	June 30, 2004	June 30, 2004

Costs associated with Acier Leroux	$ 747	$ 1,579
Provision not required for Russel Metals B.C./Bahcall	(227)	(227)

Restructuring in the period	$ 520	$ 1,352

11.	Discontinued Operations

During the quarter ended June 30, 2004, the Company incurred an additional charge of $1.0 million, net of tax, relating to a long-term lease obligation of an operation classified as discontinued in 1995.  Loss from discontinued operations also includes the Acier Leroux Plattsburgh U.S. operation, which the Company anticipates selling in the third quarter of 2004.

12.	Supplemental Cash Flow Information

Income tax paid in the quarter ended June 30, 2004 was $8.4 million (2003: $1.7 million) and the six months ended June 30, 2004 was $16.6 million (2003: $5.5 million).